# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Caribou Biosciences, Inc., CIK 0001619856
CUSIP: 142038108
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2929 7th Street, Suite 105, Berkeley, California (CA), 94710
Date of event which requires filing of this statement: 04/22/2025
Filed by CIK 0001670579
Persons authorized to receive notices and communications: Rachel E. Haurwitz, c/o Caribou Biosciences, Inc., 2929 7th Street, Suite 105, Berkeley, California (CA), 94710, (510) 982-6030

## Reporting persons
- The City Canyon Family Trust dated May 31, 2021: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 3,369,395; sole dispositive power 0; shared dispositive power 3,369,395; aggregate amount beneficially owned 3,369,395 (3.6% of the class)
  Comment: Rows 8, 10, and 11. Represents shares of common stock of Caribou Biosciences, Inc. (the "Issuer") held directly by The City Canyon Family Trust dated May 31, 2021, for which Rachel E. Haurwitz, Ph.D., and Felix Adler, M.D., serve as co-trustees. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all the shares held by The City Canyon Family Trust dated May 31, 2021.
  
  Row 13. The percentage used herein is based on 93,004,602 shares of the Issuer's common stock outstanding on April 15, 2025, as reported in the Issuer's definitive proxy statement , filed with the Securities and Exchange Commission (the "SEC") on April 25, 2025.
- Rachel E. Haurwitz (CIK 0001670579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 4,716,003; sole dispositive power 0; shared dispositive power 4,716,003; aggregate amount beneficially owned 4,716,003 (5% of the class)
  Comment: Rows 8, 10, and 11. These shares consist of (i) 3,369,395 shares of common stock of Caribou Biosciences, Inc. (the "Issuer") held directly by The City Canyon Family Trust dated May 31, 2021, for which Dr. Haurwitz and Dr. Adler serve as co-trustees, (ii) 69,675 shares of common stock of the Issuer held directly by Dr. Haurwitz, which shares are owned as community property by Dr. Haurwitz and Dr. Adler, and (iii) 1,276,933 shares of the Issuer's common stock underlying stock options and RSUs granted by the Issuer to Dr. Haurwitz that were exercisable or vested as of April 22, 2025 or will be exercisable or will vest within 60 days of April 22, 2025, which shares are owned as community property by Dr. Haurwitz and Dr. Adler. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all these shares.
  
  Row 13. The Reporting Person beneficially owns 5.002% of the 93,004,602 shares of the Issuer's common stock outstanding on April 15, 2025, as reported in the Issuer's definitive proxy statement, filed with the SEC on April 25, 2025.
- Felix Adler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 4,716,003; sole dispositive power 0; shared dispositive power 4,716,003; aggregate amount beneficially owned 4,716,003 (5% of the class)
  Comment: Rows 8, 10, and 11. These shares consist of (i) 3,369,395 shares of common stock of Caribou Biosciences, Inc. (the "Issuer") held directly by The City Canyon Family Trust dated May 31, 2021, for which Dr. Haurwitz and Dr. Adler serve as co-trustees, (ii) 69,675 shares of common stock of the Issuer held directly by Dr. Haurwitz, which shares are owned as community property by Dr. Haurwitz and Dr. Adler, and (iii) 1,276,933 shares of the Issuer's common stock underlying stock options and RSUs granted by the Issuer to Dr. Haurwitz that were exercisable or vested as of April 22, 2025 or will be exercisable or will vest within 60 days of April 22, 2025, which shares are owned as community property by Dr. Haurwitz and Dr. Adler. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all these shares.
  
  Row 13. The Reporting Person beneficially owns 5.002% of the 93,004,602 shares of the Issuer's common stock outstanding on April 15, 2025, as reported in the Issuer's definitive proxy statement, filed with the SEC on April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Caribou Biosciences, Inc.
Address of issuer's principal executive offices: 2929 7th Street, Suite 105, Berkeley, California (CA), 94710
Comment:
Explanatory Note:
The following is a new Schedule 13D. The Reporting Persons (as defined below) previously filed a Schedule 13D and an "exit filing" amendment thereto reporting that the Reporting Persons no longer beneficially owned in excess of five percent of the common stock of Caribou Biosciences, Inc. (the "Issuer"). This Schedule 13D is being filed because the Reporting Persons' beneficial ownership again exceeds five percent of the Issuer's common stock.

## Item 2. Identity and Background
Name of person filing: The City Canyon Family Trust dated May 31, 2021, a trust formed under the laws of the State of California (the "Trust"); Rachel E. Haurwitz, Ph.D., an individual resident of the State of California; and Felix Adler, M.D., an individual resident of the State of California.
Residence or business address: The address for each of the Reporting Persons is c/o Caribou Biosciences, Inc., 2929 7th Street, Suite 105, Berkeley, California 94710.
Present principal occupation or employment: Dr. Haurwitz's principal occupation is President and Chief Executive Officer of the Issuer (see Item 2(b) for business address) and Dr. Adler's principal occupation is physician at Palo Alto Foundation Medical Group, Inc. ("PAFMG"). The business address for PAFMG is 324 Distel Circle, Los Altos, CA 94022. The Issuer is a clinical-stage CRISPR genome-editing biotechnology company. PAFMG is a network of Sutter-affiliated physicians. Dr. Haurwitz and Dr. Adler are co-trustees of the Trust. The principal business of the Trust is holding, managing, investing, and distributing the Trust property and the proceeds therefrom.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Dr. Haurwitz and Dr. Adler are United States citizens. The Trust is formed under the laws of the State of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Except as described below, all shares of the Issuer's common stock referenced in this Schedule 13D were purchased by Dr. Haurwitz from the Issuer or in open market transactions with personal funds, including pursuant to the exercise of stock options granted to Dr. Haurwitz.

In June 2012, Dr. Haurwitz was issued 7,575 shares of common stock by the Issuer for services rendered to the Issuer pursuant to the Issuer's 2012 Stock Option/Stock Issuance Plan, which shares were subject to a right of first refusal that has since lapsed.

In December 2014, Dr. Haurwitz was issued 372,253 shares of fully vested common stock by the Issuer in recognition of her having contributed to the Issuer equity in a third-party entity she received from that third party entity.

On November 27, 2018, the Issuer entered into a promissory note made by Dr. Haurwitz in favor of the Issuer in the principal amount of $1,100,000 with an interest rate of 3.04% compounded annually (the "2018 Loan"), on the unpaid balance of such principal sum. The proceeds of the 2018 Loan were used by Dr. Haurwitz to pay the exercise price of certain Issuer stock options and associated taxes. On June 7, 2021, Dr. Haurwitz repaid the 2018 Loan in full to the Issuer, including approximately $86,573 of accrued interest, using the proceeds of other borrowings from commercial banks not secured by the Reporting Persons' shares.

In July 2021, 24,407 shares of the Issuer's common stock were transferred to Dr. Haurwitz, as a named inventor on a certain patent family owned by The Regents of the University of California ("The Regents"), from The Regents pursuant to the University of California's Patent Policy.

On September 27, 2021, Dr. Haurwitz transferred 3,349,395 shares of the Issuer's common stock to the Trust.

On February 20, 2024, the Issuer granted Dr. Haurwitz 118,700 restricted stock units ("RSUs") of the Issuer's common stock under the Issuer's 2021 Equity Incentive Plan. These RSUs vest in four equal annual installments beginning on February 20, 2025, subject to Dr. Haurwitz's continued services to the Issuer through the applicable vesting dates.

On February 20, 2025, the Issuer granted Dr. Haurwitz 136,750 RSUs of the Issuer's common stock under the Issuer's 2021 Equity Incentive Plan. These RSUs will vest in four equal annual installments beginning on February 20, 2026, subject to Dr. Haurwitz's continued services to the Issuer through the applicable vesting dates.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements, or otherwise (subject to the Issuer's Insider Trading Policy); (2) dispose of all or a portion of the securities of the Issuer owned by them (including through 10b5-1 plans) (subject to the Issuer's Insider Trading Policy); or (3) take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Dr. Haurwitz is the President and Chief Executive Officer and serves as a member of the Board of Directors of the Issuer and acquired her securities in that capacity. As a result, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Dr. Haurwitz also holds equity awards, including stock options and RSUs that have not yet vested, and Dr. Haurwitz may be granted additional equity awards by the Issuer in the future. As those equity awards vest, Dr. Haurwitz' beneficial ownership of the Issuer's common stock may increase.

On September 6, 2024, the Trust adopted a 10b5-1 sales plan (the "2024 10b5-1 Plan") pursuant to which over a period of time through December 12, 2025, or an earlier date at which all shares under the 2024 10b5-1 Plan would have been sold, up to 540,000 shares of the Issuer's common stock held by the Trust may be sold, with a portion of such shares to be sold each month beginning on January 15, 2025, pursuant to the terms of the 2024 10b5-1 Plan and subject to certain pricing limits, share limits, and volume limits, including pursuant to Rule 144 of the Securities Act of 1933, as amended. Effective March 18, 2025, the Trust terminated the 2024 10b5-1 Plan without any shares being sold. The Reporting Persons may adopt other 10b5-1 plans from time to time in the future.

In addition, Dr. Haurwitz has in place a sell-to-cover arrangement that is intended to qualify as an "eligible sell-to-cover transaction" (as described in Rule 10b5-1(c)(1)(ii)(D)(3) under the Act) and is intended to satisfy the affirmative defense in Rule 10b5-1(c) under the Act. This sell-to-cover arrangement applies to RSUs or performance-based stock units (collectively, "Covered RSUs"), whether vesting is based on the passage of time and/or the achievement of performance goals, that were previously granted or that could in the future be granted by the Issuer from time to time. This arrangement provides for the automatic sale of shares of common stock that would otherwise be issuable on each settlement date of a Covered RSU in an amount necessary to satisfy the applicable tax withholding obligations. The number of shares of common stock that will be sold under these arrangements is not currently determinable as the number will vary based on the extent to which vesting conditions are satisfied, the market price of the Issuer's common stock at the time of settlement, and the potential future grant of Covered RSUs subject to this arrangement. The sell-to-cover instructions will remain in place indefinitely unless revoked in writing (including as to any particular sell-to-cover sale) in accordance with their terms. Dr. Haurwitz reserves the right, from time to time, to revoke any sell-to-cover instructions in connection with any vesting of Covered RSUs.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D, as of the date hereof, are incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D, as of the date hereof, are incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days:
Except as described below, none of the Reporting Persons has effected any transactions in the Issuer's common stock during the sixty days prior to the filing of this Schedule 13D.
On March 14, 2025, the Trust purchased an aggregate of 20,000 shares of the Issuer's common stock at a weighted average price of $1.02 per share in open market purchases. These shares were purchased in multiple transactions at prices ranging from $1.00 to $1.03 per share, inclusive. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price within the range set forth in the previous sentence.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as described herein, there are no contracts, arrangements, undertakings, or relationship (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement dated April 25, 2025 by the Reporting Persons
Exhibit 2 Identification and Classification of Members of the Group

## Signatures
- The City Canyon Family Trust dated May 31, 2021: /s/ Rachel E. Haurwitz, By: Rachel E. Haurwitz, Co-Trustee (04/25/2025)
- The City Canyon Family Trust dated May 31, 2021: /s/ Felix Adler, By: Felix Adler, Co-Trustee (04/25/2025)
- Rachel E. Haurwitz: /s/ Rachel E. Haurwitz, Rachel E. Haurwitz (04/25/2025)
- Felix Adler: /s/ Felix Adler, Felix Adler (04/25/2025)